UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2011

Commission File Number: 000-52132

CHINA OUMEI REAL ESTATE INC.
(Exact name of registrant as specified in its charter)

Floor 28, Block C
Longhai Mingzhu Building
No.182 Haier Road, Qingdao 266000
People’s Republic of China
(86) 532 8099 7969
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]         Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]         No [X]

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

On September 27, 2011, China Oumei Real Estate Inc. (the “Company”) entered into an agreement (“Amendment No. 1”) to amend the Make Good Escrow Agreement (the “Make Good Agreement”), which was entered into on April 14, 2010 by and among the Company, Access America Investments, LLC, Longhai Holdings Company Limited (the “Make Good Shareholder”) and Collateral Agents, LLC.

Amendment No. 1 added a new provision to the Make Good Agreement, pursuant to which, at any time on or before December 15, 2011, the Company has a right to redeem the then outstanding units at a price equal to the aggregate investment amount delivered by the investors to the Company to purchase such units on April 14, 2010, together with accrued but unpaid dividend thereon to (the “Redemption Price”). Upon the redemption of all, but no less than all, units surrendered by the investors, provided that such units constitute no less than a majority of the outstanding units and the payment of the Redemption Price by the Company to the redeeming investors, all of the shares deposited by the Make Good Shareholder and remain in the escrow account (the “Escrow Shares”) pursuant to the Make Good Agreement will be released back to the Make Good Shareholder and no investors will have any rights to the Escrow Shares under the Make Good Agreement.

The foregoing description of Amendment No.1 does not purport to be complete and is qualified in its entirety by reference to such document, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Exhibits

Exhibit	Description

10.1	Amendment No.1 to the Make Good Escrow Agreement, dated September 27, 2011, by and among the Company, Access America Investments, LLC, Longhai Holdings Company Limited and Collateral Agents, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA OUMEI REAL ESTATE INC.

By: /s/ Weiqing Zhang
Weiqing Zhang
Chief Executive Officer

Date: October 4, 2011

EXHIBIT INDEX

Exhibit	Description

10.1	Amendment No.1 to the Make Good Escrow Agreement, dated September 27, 2011, by and among the Company, Access America Investments, LLC, Longhai Holdings Company Limited and Collateral Agents, LLC.